                        FIFTH CERTIFICATE OF AMENDMENT TO THE
                                AMENDED AND RESTATED
                            CERTIFICATE OF INCORPORATION
                                         OF
                                  PHYTOTECH, INC.

To:  Secretary of State
     State of New Jersey

     Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation, PHYTOTECH, INC. (the "Corporation"), organized under the laws of the State of New Jersey, does hereby execute the following Fifth Certificate of Amendment to the Amended and Restated Certificate of Incorporation for the purpose of amending its Amended and Restated Certificate of Incorporation:

     FIRST:    The name of the Corporation is PHYTOTECH, INC.

     SECOND:   Article THIRD, Section (i) of the Amended and Restated
Certificate of Incorporation is amended to read as follows:

          "(i) On the fifth anniversary of the closing of the initial private placement effected pursuant to Regulation D under the Act, each share of Preferred Stock then outstanding will automatically be converted into one share of Common Stock (the "Conversion Rate"). All outstanding shares of Preferred Stock shall also be automatically converted into shares of Common Stock at the Conversion Rate (a) upon the consummation of an underwritten public offering registered with the SEC under the Act by the Corporation of its Common Stock, pursuant to which Common Stock is offered to the public or (b) immediately prior to the consummation of a consolidation or merger of the Corporation with or into another corporation, or any sale or transfer of all or substantially all of the assets of the Corporation, pursuant to which the holders of Common Stock (assuming the conversion of all outstanding Preferred Stock into Common Stock at the Conversion Rate) will receive cash or securities or property having a value (as determined by the Corporation's Board of Directors) of at least $3.00 per share of Common Stock. The holder of any shares of Preferred Stock converted into Common Stock in connection with such a public offering or other transaction shall be entitled to payment of all declared but unpaid dividends, if any, payable with respect to such shares up to and including the date of the closing of such public offering or other transaction."

     THIRD: The adoption of the above amendment to the Amended and Restated Certificate of Incorporation was approved by the shareholders of the Corporation by written consent in accordance with Section 14A:5-6.

     FOURTH: The number of shares of Common Stock outstanding and entitled to vote on the aforesaid amendment to the Amended and Restated Certificate of Incorporation was 2,305,360. The number of shares of Series A Voting Preferred Stock outstanding and entitled to vote on the aforesaid amendment to the Amended and Restated Certificate of Incorporation was 6,364,500.

     FIFTH: The number of shares of Common Stock voting in favor of the adoption of the amendment to Article Third of the Amended and Restated Certificate of Incorporation was 1,305,360 shares and no shares voted against the adoption of said Amendment.

     The number of shares of Series A Voting Preferred Stock voting in favor of the adoption of the amendment to Article Third of the Amended and Restated Certificate of Incorporation was 4,358,000 shares and no shares voted against the adoption of said Amendment.

     IN WITNESS WHEREOF, the President of the Corporation has executed this Fifth Certificate of Amendment to the Amended and Restated Certificate of Incorporation this 29th day of May, 1998.


                                   PHYTOTECH, INC.


                                   BURT D. ENSLEY
                                   ------------------------------
                                   BURT D. ENSLEY, PRESIDENT

                                          2